LI-ION MOTORS CORP.
4894 Lone Mountain #168
Las Vegas, NV  89130

September 20, 2011

Securities and Exchange Commission
Washington, D.C. 20549

RE:	Li-ion Motors Corp.
SEC Comment Letter dated September 7, 2011
Form 10-K for the year ended July 31, 2010
Filed November 2, 2010
Form 10-Q for the period ended January 31, 2011
Filed March 17, 2011
Form 10-Q for the period ended April 30, 2011
Filed June 14, 2011
File No. 000-33391

Dear Sir/Madam:

We are submitting herein the responses of Li-ion Motors Corp. (the “Company”) to the comments set forth in your comment letter dated September 7, 2011 on the captioned filings under the Securities Exchange Act of 1934, as amended.

Form 10-K for the year Ended July 31, 2010

Certifications Required by Item 601(b)(31) of Regulation S-K with Form 10-K/A

1.	We have filed an Amendment No. 2 to our 2010 Form 10-K, with certifications as requested

Form 10-Q for the Quarter Ended April 30, 2011

Notes to Unaudited Consolidated Financial Statements, page 9

Note 14. Commitments and Contingencies, page 18

License Agreement, page 19

2.
The Company has a license agreement with LEVC that expands over a ten year period.  The license agreement consists of an annual fee of $500,000 for ten years and an additional $1,750,000 based on a valuation report prepared by an independent third party.  LEVC is required to pay $1 million of the license fee during year one for the initial two years and $500,000 each additional year.  The Company has received $666,666 from LEVC with a balance due of $333,334.  The Company has not reflected the amount due from LEVC but has recorded the amount received as deferred revenue and amortized the license fee income ratably over the period.  If LEVC does not pay the balance of the fee, the Company will record the receivable and establish a reserve for doubtful accounts.  The Company will continue to recognize license fee income ratably over the life of the agreement.

The Company is currently in discussions with LEVC regarding the delinquency.  LEVC is attempting to complete a public registration in Canada.  As part of the registration statement, LEVC is required to be current with the Company in connection with the annual license fees.  LEVC is attempting to make the delinquent payments to the Company prior to December 31, 2011.

The note of $1,750,000 has been reflected on the books of the Company and the fee is being amortized over the life of the ten-year agreement.  The Company will analyze the collectability of the note and determine if any impairment is needed as of July 31, 2011.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is also aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in your review of our filing or in response to your comments on our filing.

Sincerely,

LI-ION MOTORS CORP.

By: /s/ Stacey Fling
Stacey Fling
Chief Executive Officer